

March 30, 2015

Via E-mail
Mark A. Zorko
Interim Chief Financial Officer
Landauer, Inc.
2 Science Road
Glenwood, IL 60425

> **Re: Landauer, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **File No. 001-09788**

Dear Mr. Zorko:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year September 30, 2014

Revenue Recognition and Deferred Contract Revenue, page 60

1. We note that your Radiation Measurement revenues are recognized on a straight-line basis, adjusted for changes in pricing and volume. Please explain to us the circumstances that lead to pricing and volume changes and explain your accounting for these adjustments, citing any authoritative literature upon which you are relying.

Note 7 – Equity in Joint Ventures, page 68

2. Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include additional financial statements for equity method joint ventures. In your response, please provide us with your calculations of the significance of each of the investee companies for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief